Detica

RECEIVED

2007 APR 11 A 10:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Surrey Research Park
Guildford
Surrey
GU2 7YP
UK

T +44 (0)1483 816000
F +44 (0)1483 816144

www.detica.com

Securities and Exchange Commission
Division of Corporate Finance
Office of International Finance
100F Street, NE
Washington
DC 20549 USA

07022539

Our ref: 07-FIV100C147

5 April 2007

File no: 82-35012

SUPPL

Dear Sir

Re: Detica Group plc - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

The information as detailed below is being furnished to the Securities and Exchange Commission (the "**SEC**") by Detica Group plc, a public company limited by shares incorporated under the laws of England and Wales ("**Detica**"), pursuant to the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") afforded to foreign private issuers under Rule 12g3-2(b) under the Exchange Act. The SEC file number assigned to Detica is 82-35012.

02.04.07	Completion of DFI acquisition
02.04.07	Voting Rights and Capital
05.04.07	Filing at Companies House – Form 88(2) Allotment of Shares

Please do not hesitate to contact the undersigned at the numbers given above should you have any questions on the enclosed materials.

Yours faithfully

John Woollhead

Company Secretary

PROCESSED

APR 16 2007

THOMSON FINANCIAL

Enc

Detica Group plc

Completion of acquisition of DFI International Inc & additional listing
Appointment of General John A. Gordon (USAF, Ret) as non-executive director of Detica Group plc
&
Changes to the Board of Detica Inc

Completion of acquisition of DFI

The Board of Detica Group plc ("Detica" or "the Group") is pleased to announce the completion of the acquisition of DFI International Inc. ("DFI") following the satisfaction of all conditions of the transaction including clearance by the Committee on Foreign Investment in the United States.

Following the completion of the transaction, The Financial Services Authority and the London Stock Exchange plc have granted permission for the 785,233 new Detica ordinary shares of 2p each issued in connection with the acquisition of DFI to be admitted to the Official List and trading in these shares will commence on 2 April 2007. These shares will rank pari passu with the existing issued ordinary shares of Detica. Following this issue, the capital of Detica will consist of 114,362,314 ordinary shares of 2p with voting rights.

As a result of the completion of this acquisition, Detica is now taking the opportunity to appoint a new non-executive director at Group level and make several important appointments to the Board of its US subsidiary, Detica Inc.

Appointment of General John A Gordon (USAF, Ret) as non-executive director of the Group

Detica is delighted to announce the appointment of General John A. Gordon (USAF, Ret) as a non-executive director of the Group with immediate effect. General Gordon served until 2004 in the White House as President George W. Bush's Homeland Security Advisor and previously as the Deputy National Security Advisor for Counter Terrorism and the National Director for Counter Terrorism. Prior to this he served as Undersecretary at the US Department of Energy. As an Air Force four-star general, and prior to joining the White House team, he was the Deputy Director of Central Intelligence, with leadership responsibilities across the entire US intelligence community.

General Gordon has chaired the Board of Detica's US national security business, Detica Inc, since September 2005 and relinquishes this position with immediate effect.

General Gordon is a director of EDO Corporation which is listed on the NYSE. He was previously a director of ActivIdentity Corporation (NYSE) and Electro Optic Systems Holdings Ltd in Australia.

Department of Defense. He was the senior career civilian official in the Department of Defense under Secretary William Cohen (1996-2000)

For further information, please contact:

Detica Group plc Dr Tom Black, Chief Executive Mandy Gradden, Finance Director	01483 816 000
FD Edward Bridges Matt Dixon	020 7831 3113

About Detica

Detica is a business and technology consulting firm that specialises in Information Intelligence. The company helps its clients transform complex data into valuable intelligence, enabling better decision making and sustained performance improvement. Engagements range from strategy formulation, through people and process change, to the delivery and support of technology solutions.

Detica works with many leading commercial and government organisations in areas including enterprise information management and business intelligence; fraud and serious crime prevention; marketing and customer management; risk management and regulatory compliance and defence and national security.

Detica's commercial clients include RBS, Barclays, Reuters, UBS, Sony, Microsoft, Sky, BT and Vodafone. Government clients include Home Office, HM Revenue & Customs, Department for Transport and Ministry of Defence. We have offices in London, Cheltenham, Geneva, Amsterdam, Chicago, New York and Washington DC.

For further information please visit www.detica.com.

File no: 82-35012

2 April 2007

Detica Group plc

Voting Rights and Capital

In conformity with the FSA's Disclosure and Transparency Rules we would like to notify the market of the following:

As at 2 April 2007, the capital of Detica Group plc consists of 114,362,314 ordinary shares with voting rights.

Therefore, the total number of voting rights in Detica Group plc is 114,362,314.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interests in, or change to their interest in, Detica Group plc under the FSA's Disclosure and Transparency Rules.

- ends -

For further information, please contact:

Detica Group plc John Woollhead, Company Secretary	01483 816 000
Financial Dynamics Edward Bridges/Matt Dixon	020 7831 3113

07-FIV100D201

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3328242
Company name in full	DETICA GROUP PLC.

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	30	03	2007	30	03	2007

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	785,233		
Nominal value of each share	2p		
Amount (if any) paid or due on each share (including any share premium)	£4.13		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): BARRY BLECHMAN Address: 2337 ASHMEADE PLACE, NW WASHINGTON, D.C 20009 UK Postcode	ORDINARY 2p	473,407
Name(s): ALLISON BLECHMAN Address: 620 YAK ROAD, FAIRBANKS, ALASKA 99709 UK Postcode	ORDINARY 2p	102,052
Name(s): JENNIFER ABBY BLECHMAN Address: 1624 NW TRENTON AVE. BEND, OREGON 97701 UK Postcode	ORDINARY 2p	102,052
Name(s): JENNIFER ABBY BLECHMAN - RE E.B. Address: 1624 NW TRENTON AVE BEND, OREGON 97701. UK Postcode	ORDINARY 2p	102,052.
Name(s): BRETT LAMBERT Address: 2711 JENIFER STREET, NW WASHINGTON, DC 20015. UK Postcode	ORDINARY 2p	5,670.

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 5 APRIL 2007

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

JOHN WOOLLHEAD

AS REGISTERED OFFICE

Tel 01483 576900

DX number DX exchange

END